ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly-Held Company	NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors has approved, at the meeting held on this date, the payment of interest on capital, in the amount of R$0.48618 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.413253 per share, except for the corporate stockholders able to prove that they are immune or exempt from such withholding. Such payment will be made by April 28, 2023, based on the final stockholding position recorded on December 8, 2022, with their shares traded ex-rights starting December 9, 2022.

For further information, please visit www.itau.com.br/relacoes-com-investidores, as follows: investor services > talk to IR > IR investor service.

São Paulo (SP), November 28, 2022.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence

Note: The amounts paid per share as interest on capital are the same for common shares (ITUB3) and preferred shares (ITUB4).